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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51430


SEC MAIL
PROCESSING
RECEIVED
FEB 07 2002
354
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITALINK, L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ALHAMBRA PLAZA, SUITE 1410
(No. and Street)

CORAL GABLES	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT SALPETER (305) 446-2026
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name — *if individual, state last, first, middle name*)

2699 S. BAYSHORE DRIVE	MIAMI	FL	33133
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT SALPETER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITALINK, L.C., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

MANAGING DIRECTOR

Title


CAROL R. GOVERNALI
MY COMMISSION # CC 792627
EXPIRES: November 22, 2002
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a- 5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

C O N T E N T S

INDEPENDENT AUDITORS' REPORT


RECEIVED
FEB 07 2002
354

To the Member
Capitalink, L.C.
Miami, Florida

We have audited the accompanying statement of financial condition of Capitalink, L.C. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capitalink, L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
January 23, 2002

CAPITALINK, L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
CASH AND CASH EQUIVALENTS	$	165,069
ACCOUNTS RECEIVABLE		15,500
SECURITIES OWNED, AT MARKET		20,100
OTHER ASSETS		8,955
	$	209,624

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 4)	$	21,211
MEMBER'S EQUITY		188,413
	$	209,624

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Capitalink, L.C. (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the National Association of Securities Dealers, Inc. became effective March 10, 1999. The Company provides a range of advisory services for public and privately-held businesses, at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness opinions, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Owned

The Company owns warrants in the National Association of Securities Dealers, Inc., a private company. At December 31, 2001, the cost of these warrants approximates fair value.

Income Taxes

The Company is not subject to income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the tax return of the Company's sole member.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2001, the Partnership's "Net Capital" was $141,152, which exceeded requirements by $136,152, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.15 to 1.

NOTE 4. DEFINED CONTRIBUTION PLAN

The Company maintains a defined contribution 401(k) plan covering all employees. At December 31, 2001, the Company had accrued $21,079 in connection with this plan.